Acre Mezcal Holdings Corp.

(A)

ANNUAL REPORT

1200 N Sweetzer Ave Unit 1

Los Angeles, CA 90069

(310) 486-3933

https://www.acremezcal.com/

This Annual Report is dated June 10, 2025.

BUSINESS

General Information

Acre Mezcal is a marketer and wholesaler of premium artisanal mezcal from the fields of Oaxaca and Durango, Mexico. We have cultivated a brand that reflects the explorer in each of us, eschewing boundaries, borders, and limits, driven by a deep curiosity and an insatiable thirst for new experiences.

Today, we primarily distribute our products through a variety of distributors California, New York and Los Cabos, Mexico. We have recently signed deals to expand our distribution in Florida, Arizona and Colorado and anticipate more deals in the near future. We do not produce our products in-house but go through an independent third-party supplier.

Our sales are split between on-premise (restaurants and bars), off-premise (retail and grocery), and direct-to-consumer (via our online platform). Sales are conducted by a combination of our broker network as well as our distributor partners.

Corporate History and Structure

Historically we have operated through two separate entities - Acre Mezcal LLC (USA) and Acre Vida Destilados S. de R.L. de C.V. (MEX) which are now both owned by the parent entity Acre Mezcal Holding Corp. The two original entities have no material differences aside from what was necessary to set up our business and sell mezcal in Mexico and the US, respectively.

The Company (Acre Mezcal Holding Corp) and its two subsidiaries are owned and managed by the same Four parties – Stuart McPherson, Cameron Watt, Jordan Haddad and Scott Ballin. All funds by the subsidiaries are contributed to the Company after deducting operating expenses and related costs. The US subsidiary and MEX subsidiary functions as "one" and have overlapping expenses. For instance, The US subsidiary may buy 3,000 new empty bottles even though half of those bottles will wind up being used for Mexican products, or the Mexican subsidiary may pay a third party in pesos to shoot some advertising content in Cabo even though the primary use of that content will be for the US operation.

Previous Offerings

NA

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Financial Statements

Our financial statements for the full year ending December 31 2024 and full year ending December 31, 2023, can be found in an Exhibit to the Form C of which this Offering Memorandum forms a part.

Financial Condition

The Company's wholly-owned operating subsidiaries Acre Mezcal LLC and Acre Vida Destilados S. de R.L. de C.V. generate revenue by selling artisanal mezcal and related products and services in In the United States, Mexico, and around the world. Sales between the United States and Mexico have historically represented nearly all of the Company's annual sales. The Company's cost of sales includes raw material and packaging costs incurred through the point that the Company's product departs their bottling facility in Oaxaca, Mexico.

Results of Operations

Full-year ended December 31, 2023, compared to full year ended December 31, 2024

Revenue

Revenue for the full year 2024 was $909,544, a 312% increase compared to FY 2023 revenue of $292,270. 2024 results grew primarily due a change in distributorship to Breakthru Beverage in California, which dramatically increased the company's sales. US sales are primarily composed of the Company's Espadín and Cenizo expressions due to a market shift to cocktail-friendly and less expensive products. Our sales efforts are expanding in New York, Arizona, Colorado and Florida as well, though each of these markets are currently a small part of our business.

Cost of Sales

Cost of sales in 2024 was $459,486, compared to $128,780 in 2023.

Gross Margins

2024 gross profit increased by $350,000 over 2023 gross profit and gross margins as a percentage of revenues decreased to ~49% in 2024 from ~34% in 2023. This increase is due to improved costs and scale throughout the business.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, and distributor fees. Expenses in 2024 increased to $981,755 from $753,401 in 2023. The increase in expenses is largely due to the addition of our sales brokerage group, increased logistics expenses and increased marketing expenses.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $31,517.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SVS Holdings

Amount Owed: $100,000

Interest Rate: 10%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jordan Haddad

Jordan Haddad's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO
Dates of Service: August, 2019 - Present
Responsibilities: Oversee all operations and strategic decisions regarding Acre Mezcal.

Name: Scott Ballin
Title: CMO
Dates of Service: June 2022 - Present
Responsibilities: Sales and Marketing

Name: Stuart McPherson

Stuart McPherson's current primary role is with Acre Baja. Stuart McPherson currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: August, 2019 - Present

Responsibilities: Overseeing operations and business development in Los Cabos, Mexico. No equity or cash compensation

Other business experience in the past three years:

Employer: Acre Baja

Title: Co-founder

Dates of Service: December, 2015 - Present

Responsibilities: Co-head of all operations at the Acre Baja Resort

Name: Cameron Watt

Cameron Watt's current primary role is with Acre Baja. Cameron Watt currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: August, 2019 - Present

Responsibilities: Overseeing operations and business development opportunities in Los Cabos, Mexico. No cash or equity compensation

Other business experience in the past three years:

Employer: Acre Baja

Title: Co-founder

Dates of Service: December, 2015 - Present

Responsibilities: Overseeing all operations at the Acre Baja resort

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Jordan Haddad

Amount and nature of Beneficial ownership: 133,886

Percent of class: 8.9%

Title of class: Common Stock

Stockholder Name: Surface Brands

Amount and nature of Beneficial ownership: 736,597

Percent of class: 49.1%

Title of class: Common Stock

Stockholder Name: Stuart McPherson

Amount and nature of Beneficial ownership: 242,500

Percent of class: 16.2%

Title of class: Common Stock

Stockholder Name: Cameron Watt

Amount and nature of Beneficial ownership: 242,500

Percent of class: 16.2%

RELATED PARTY TRANSACTIONS

A line of Credit has been issued by SVS Holdings to La Tierra de Acre Mezcal. SVS is a partial owner of Surface Brands LLC, which is the largest shareholder in Acre Mezcal Holdings Corp. The credit limit is $500,000 with a 10% interest rate.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 150,905 of Common Stock.

Common Stock

The amount of security authorized is 1,800,000 with a total of 1,499,645 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcohol industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current services are variants on one type of product, providing premium artisanal mezcal. Our revenues are therefore dependent upon the market for such drink. Minority Holder; Securities with Voting Rights The common equity that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. International Business Risk Our product is primarily imported to the United States from Mexico and is subject to all of the import rules and regulations agreed upon by the two nations. These rules are subject to change and are outside the control of the company. COVID 19 COVID 19 has materially impacted our customer base, particularly on-premise locations such as bars as restaurants. We do not yet know when our customers will no longer be impacted by this virus.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 10, 2025.

Acre Mezcal Holdings Corp.

By   /s/ *Jordan Haddad*

      Name: <u>La Tierra de Acre Mezcal</u>

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Acre Mezcal Holding Corp. and Subsidiary

Consolidated Balance Sheets (UNAUDITED)

December 31, 2024

		12/31/2024	% Assets
Assets			
Current Assets			
Cash	$	31,517	3.67%
Trade Accounts Receivable, Net		60,390	7.03%
Merchandise Inventory		214,056	24.91%
Other Receivables		2,805	0.33%
Due from Related Party		148	0.02%
Prepaid Expenses		6,881	0.80%
Prepaid Taxes		11,517	1.34%
Total Current Assets		327,314	38.09%
Property and Equipment, Net		3,443	0.40%
Other Assets			
Security Deposits		500	0.06%
Prepaid Taxes		16,120	1.88%
Deferred Tax Asset		512,000	59.58%
Total Other Assets		528,620	61.51%
Total Assets	$	859,377	100.00%
Liabilities & Stockholders' Equity			
Current Liabilities			
Loan Payable	$	114,929	13.37%
Accounts Payable and Accrued Expenses		158,394	18.43%
Shareholder Loans		7,623	0.89%
Due to Related Party		70,513	8.21%
Taxes Payable		37,727	4.39%
Other Current Liabilities		2,571	0.30%
Total Current Liabilities		391,757	45.59%
Contingent Liabilities		-	0.00%
Long Term Liabilities			
Loan Payable		19,735	2.30%
Total Long Term Liabilities		19,735	2.30%
Total Liabilities		411,492	47.88%
Stockholders' Equity			
Capital Stock		150	
Additional Paid-in-Capital		1,812,748	210.94%
Accumulated Other Comprehensive Income Gain (Loss)		(327)	-0.04%
Retained Earnings		(1,364,686)	-158.80%
Total Stockholders' Equity		447,885	52.12%
Total Liabilities & Stockholders' Equity	$	859,377	100.00%

Acre Mezcal Holding Corp. and Subsidiary
Consolidated Statements of Comprehensive Income and Retained Earnings (UNAUDITED
December 31, 2024

	12/31/2024	% Sales
Net Sales	$ 909,544	100.00%
Cost of Goods Sold	459,486	50.52%
Gross Profit	450,058	49.48%
Operating Expenses		
Personnel	150,904	16.59%
Warehousing and Delivery	140,453	15.44%
Selling and Marketing	273,589	30.08%
General and Administrative	416,027	45.74%
Depreciation and Amortization	782	0.09%
Total Operating Expenses	981,755	107.94%
(Loss) Income from Operations	(531,697)	-58.46%
Other Income (Expense)		
Interest Income	-	0.00%
Interest Expense	(4,685)	-0.52%
Other Income	4,161	0.46%
Gain (Loss) on Foreign Currency Transactions	(28,608)	-3.15%
Total Other Income (Expense)	(29,132)	-3.20%
(Loss) Income before Taxes	(560,829)	-61.66%
Income Tax Expense (Benefit)	(132,000)	-14.51%
Net (Loss) Income	(428,829)	-47.15%
Other Comprehensive (Loss) Income		
Foreign Currency Translation Adjustment	(875)	-0.10%
Total Other Comprehensive (Loss) Income	(875)	-0.10%
Total Comprehensive (Loss) Income	$ (429,704)	
Retained Earnings - Beginning of Year	$ (935,857)	
Less: Dividends	-	
Less: Other Comprehensive Income	875	
Retained Earnings - End of Year	$ (1,364,686)	

Acre Mezcal Holdings Corp
Balance Sheet
As of December 31, 2023

	Dec 2023
ASSETS	
Current Assets	
Total Bank Accounts	$ 238,774.03
Total Accounts Receivable	$ 45,530.95
Total 10500 Inventory	$ 211,314.12
Total Other Current Assets	$ 364,285.99
Total Current Assets	$ 648,590.97
Total Other Assets	$ 4,089.78
TOTAL ASSETS	$ 652,680.75
Total Accounts Payable	$ 2,163.23
Total Credit Cards	$ 5,768.20
Total Other Current Liabilities	$ 87,643.23
Total Current Liabilities	$ 95,574.66
Total Liabilities	$ 95,574.66
Total Equity	$ 557,106.09
TOTAL LIABILITIES AND EQUITY	$ 652,680.75

Acre Mezcal Holdings Corp
Profit and Loss
January - December 2023

	Total
Income	
Total Income	**$ 292,270.34**
Cost of Goods Sold	
Total 50100 COGS Product Cost	**$ 128,780.07**
Total 50300 COGS Other Costs	**$ 63,098.02**
Total Cost of Goods Sold	**$ 191,878.09**
Gross Profit	**$ 100,392.25**
Expenses	
60010 Account Mgmnt Support	27,500.00
60030 Accounting fees	35,061.25
60060 Advertising	2,754.25
60110 BarCart Fees	297.00
60120 Bank Charges	34.52
60140 Chargeback	58,128.56
60160 Compliance	2,700.00
60180 Consulting	60,000.00
60210 Contract Labor	8,357.50
60240 Credit Card Fees	251.60
60250 Dues & Subscriptions	11,254.89
60270 Insurance	29,964.95
60280 Interest Expense	0.10
60290 Late Fees	20.00
60300 Legal Fees	10,368.29
60350 Marketing Supplies	20,852.32
60360 Marketing Support	24,500.00
60390 Meals	40,324.89
60430 National Accts Brokerage	23,500.00
60450 Office Supplies	1,492.93
Total 60480 Payroll expenses	201,572.74
60510 Postage & Shipping	4,911.99
60530 Promotion	11,221.06
60540 Public Relations	25,000.00
60560 Recruiting	1,120.00
60570 Reimbursable Expenses	13,701.85
Total 60580 Samples/Depletion	8,943.35
60585 Sampling	11,030.15
60590 Social media	930.00
60600 Software	6,806.84
60630 Sponsorship	64,513.89
60660 Taxes Paid	2,423.98
60720 Travel	0.00
Total 60720 Travel	15,385.07
Total 60750 Vehicle Expense	6,469.98
60780 Video Production	22,007.37
Total Expenses	**$ 753,401.32**
Net Operating Income	**-$ 653,009.07**
Total Other Income	**$ 668.21**
Other Expenses	
80200 Exchange Rate	1,416.29
Total Other Expenses	**$ 1,416.29**
Net Other Income	**-$ 748.08**
Net Income	**-$ 653,757.15**

Tuesday, Sep 17, 2024 10:47:48 AM GMT-7 - Accrual Basis

Acre Mezcal Holding Corp. and Subsidiary
Consolidated Statements of Cash Flows (UNAUDITED)
For the Years Ended December 31, 2024 and 2023

	2024	2023
Cash Flows from Operating Activities		
Total Comprehensive Income	$ (429,704)	$ (457,697)
Adjustments to reconcile total comprehensive income to net cash provided by operating activities:		
Depreciation and Amortization	782	-
Net Change in Other Comprehensive Income	778	(29,311)
Change in Operating Assets - (Increase) Decrease:		
Accounts Receivable	(573)	(57,455)
Other Receivables	21,826	(26,826)
Related Party Receivables	-	3,871
Inventory	74,843	(28,943)
Prepaid Expenses	5,061	(6,555)
Prepaid Taxes	(4,928)	(7,249)
Deferred Tax Asset	(132,000)	(186,090)
Deposits and Other Assets	488	(1,831)
Change in Operating Liabilities - Increase (Decrease):		
Accounts Payable	140,630	(5,963)
Accrued Expenses	(307)	3,991
Related Party Payables	(9,735)	80,095
Accrued Taxes	24,047	5,685
Net Cash Generated (Used) by Operating Activities	(308,792)	(714,278)
Cash Flows from Investing Activities		
Purchase of Property and Equipment	(3,912)	-
Shareholder Loans Paid	13	(23)
Net Cash Generated (Used) from Investing Activities	(3,899)	(23)
Cash Flows from Financing Activities		
(Payments) Proceeds Shareholder Loans	498	(12,613)
Interest Payable	2,548	-
(Payments) Proceeds Other Loans	97,308	5,398
Shareholder Capital Contributions	-	654,200
Net Cash Borrowed (Paid) from Financing Activities	100,354	646,985
Net Decrease in Cash and Cash Equivalents	(212,337)	(67,316)
Cash and Equivalents - Beginning of Period	243,854	311,170
Cash and Equivalents - End of Period	$ 31,517	$ 243,854
Interest Paid	$ 2,137	$ -
Income Taxes Paid	$ -	$ -

Acre Mezcal Holding Corp. and Subsidiary
Consolidated Statements of Changes in Stockholders' Equity (UNAUDITED)
For the Years Ended December 31, 2024 and 2023

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Stockholders' Equity
Balance - January 1, 2023	$ 150	$ 1,158,548	$ (477,613)		681,085
Stock Issuance Common Stock	12	654,188			654,200
Net Income			(487,008)		(487,008)
Net Change in Other Comprehensive Income				29,311	29,311
Balance - December 31, 2023	$ 162	$ 1,812,736	$ (964,620)	$ 29,311	$ 877,589
Balance - January 1, 2024	$ 162	$ 1,812,736	$ (964,620)	$ 29,311	$ 877,589
Net Income			(428,829)		(428,829)
Net Change in Other Comprehensive Income			-	(875)	(875)
Balance - December 31, 2024	$ 162	$ 1,812,736	$ (1,393,449)	$ 28,436	$ 447,885

I, Jordan Haddad (Print Name), the CEO Principal Executive Officers) of Acre Mezcal holdings Corp. (Company Name), hereby certify that the financial statements of 2024 (Company Name) and notes thereto for the periods ending 12/31/24 (first Fiscal Year End of Review) and 12/31/23 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $409,062; taxable income of $-440,322 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of 5/26/25 (Date of Execution).

_____ (Signature)

_____CEO_____ (Title)

_____5/26/25_____ (Date)

NOTE 1 – NATURE OF OPERATIONS

Acre Mezcal Holdings Corp. was formed on November 11, 2020 ("Inception") in the State of Delaware. The financial statements of Acre Mezcal Holdings Corp. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, CA.

Acre Mezcal is a marketer and wholesaler of premium artisanal mezcal from the fields of Oaxaca and Durango, Mexico. We have cultivated a brand that reflects the explorer in each of us, eschewing boundaries, borders, and limits, driven by a deep curiosity and an insatiable thirst for new experiences.

Today, we primarily distribute our products through a variety of distributors California, New York and Los Cabos, Mexico. We have recently signed deals to expand our distribution in Florida, Arizona and Colorado and anticipate more deals in the near future. We do not produce our products in-house but go through an independent third-party supplier.

Our sales are split between on-premise (restaurants and bars), off-premise (retail and grocery), and direct-to-consumer (via our online platform). Sales are conducted by a combination of our broker network as well as our distributor partners.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from when the service has been performed.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and DE state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The Company has a Long-Term Debt balance of $100,000 as of 12/31/24 with an interest rate of 10%.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 1,800,000 shares of our common stock with par value of. As of 12/31/24 the company has currently issued 1,499,645 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024 through June 6, 2025, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Jordan Haddad, Principal Executive Officer of Acre Mezcal Holdings Corp., hereby certify that the financial statements of Acre Mezcal Holdings Corp. included in this Report are true and complete in all material respects.

Jordan Haddad

CEO